Exhibit 99.4

ZenaTech Expands Drone as a Service (DaaS) to California with Offer to Acquire an Engineering and Surveying Firm, Tapping into Precision Agriculture and Viticulture Market

(Vancouver, British Columbia– July 2, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), and enterprise SaaS, has signed an offer to acquire a California-based civil engineering and land surveying firm with a well established history of operations. This marks ZenaTech’s first proposed transaction in the US West Coast or Southwest region, creating a strategic entry point into California ─ a high-value market for drone-based precision agriculture due to a massive agriculture economy, crop diversity, labor and water challenges, and an openness to innovation.

With a commercial, construction and sustainability solution customer base and a deep regional presence, the proposed acquisition positions ZenaTech to scale its Drone as a Service or DaaS survey operations. It also provides significant opportunity to expand into California’s wine and agriculture sectors using advanced drone capabilities including aerial imaging, precision spraying, irrigation analytics, and wildfire detection and monitoring in high-risk areas.

“This proposed acquisition is more than just our first Southwest region location — it’s a strategic foothold into a high-value, high-growth state for precision agriculture,” said Shaun Passley, Ph.D., CEO of ZenaTech. “The firm is a natural fit to help execute our growth strategy for crop health monitoring and precision spraying to serve viticulture, large estates, and commercial farming operations across California.”

With the global agricultural drone market projected to reach USD 10.3 billion by 2030, driven by rising demand for precision technologies in farming, California stands out as a key growth region as well as being home to nearly 90% of all US vineyard acreage. Considering California’s mounting climate and agricultural challenges, ZenaTech’s AI-powered autonomous drone solutions offer timely, scalable innovation that serves the needs of commercial enterprises, cooperatives, agriculture consultants, and public sector stakeholders.

ZenaTech’s Drone as a Service (DaaS) business model offers both business and government customers reduced costs and convenience to utilize drones to streamline legacy processes and manual tasks such as inspections, surveying, maintenance, precision agriculture and inventory management ─ there is no need to purchase drone hardware and software, find a drone pilot, manage maintenance and operation, or acquire regulatory approvals. The model also offers scalability to use more often or less often based on business needs and utilizes ZenaDrone’s multifunction AI autonomous drones.

The company has closed six acquisitions across the US to date as part of its DaaS business model and strategy and has announced it plans to complete approximately 20 more in the next 12 months.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and additional US locations, and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.